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SECOND SUPPLEMENTAL INTERCREDITOR DEED

Dated 31st March 2003

between

SPORTECH plc and Others
as Companies

and

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

as Senior Bank, Senior Agent, Security Trustee, Mezzanine Lender,
Mezzanine Agent and Overdraft Bank

Dickson Minto W.S.
Edinburgh

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THIS SECOND SUPPLEMENTAL INTERCREDITOR DEED is made the 31st day of March 2003 between:

(1)

SPORTECH PLC (formerly known as Rodime plc) a company incorporated in Scotland with limited liability (registered number 69140) with its registered office situated at 249 West George Street, Glasgow G2 4RB as the Parent and one of the Companies;

(2)

Each of the Companies referred to in Schedule 1 hereto (the “Charging Companies”);

(3)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of The Mound, Edinburgh EH1 lYZ as Senior Bank;

(4)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as Senior Agent;

(5)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as Security Trustee;

(6)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as Mezzanine Lender;

(7)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as Mezzanine Agent; and

(8)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as Overdraft Bank.

WHEREAS:

(A)

the Parent, the Senior Agent and the Senior Banks and others entered into an intercreditor deed dated 10th August 2000 (as supplemented by a supplemental intercreditor deed dated 24th September 2002 between the parties hereto and as supplemented, varied, novated, restated or amended from time to time the “Intercreditor Deed”);

(B)

the parties wish to make certain amendments to the Intercreditor Deed.

NOW IT IS AGREED AND DECLARED as follows:

1.

DEFINITIONS AND INTERPRETATION

1.1

In this Second Supplemental Intercreditor Deed a term defined in the Intercreditor Deed has the same meaning when used in this Second Supplemental Intercreditor Deed unless otherwise defined herein and Schedule 2 of the Intercreditor Deed shall apply hereto.

1.2

This Second Supplemental Intercreditor Deed is a Financing Document in terms of the Senior Facility Agreement and the Mezzanine Facility Agreement.

 2.

CONDITIONS PRECEDENT

2.1

This Second Supplemental Intercreditor Deed and the amendments to the Intercreditor Deed referred to herein shall only come into effect if the Senior Agent confirms to the Parent that the conditions precedent set out in the Second Supplemental Facility Agreement dated of even date herewith between inter alia the Parent and the Senior Banks have been satisfied.

2.2.

If the Senior Agent confirms that conditions referred to in Clause 2.1 have not been satisfied on or prior to the date falling one month after the date of such Second Supplemental Facility Agreement then this Second Supplemental Intercreditor Deed will lapse and the amendments to be made in terms hereof will be of no effect.

3.

AMENDMENTS TO THE INTERCREDITOR DEED

3.1.

Subject to the terms of this Second Supplemental Intercreditor Deed, the Intercreditor Deed in the form set out in Schedule 2 to the Supplemental Intercreditor Deed shall be amended as follows:

3.1.1.

The word “and” shall be deleted where it appears in Clause 8.2(vi) of the Intercreditor Deed;

3.1.2.

The word “renewals” shall be deleted from Clause 8.2(vii) of the Intercreditor Deed and shall be replaced by the word “repayments” and the “l” shall be deleted from Clause 8.2(vii) of the Intercreditor Deed and shall be replaced by “; and”;

3.1.3.

The following additional Clause 8.2(viii) shall be inserted in the Intercreditor Deed following the amended Clause 8.2(vii):-

“(viii)

mandatory prepayments of Tranche B (as defined in the Mezzanine Facility Agreement) payable under Clause 13.11 of the Mezzanine Facility Agreement.”;

3.1.4.

The following additional definition shall be inserted in Schedule 2 to the Intercreditor Deed:

“Supplemental Intercreditor Deed” means the agreement dated 24th September 2002 and expressed to be supplemental to this Agreement;”.

3.2.

Subject to the terms of this Second Supplemental Intercreditor Deed, the Intercreditor Deed shall remain in full force and effect. This Second Supplemental Intercreditor Deed and the Intercreditor Deed shall be treated as one document so that, upon the Intercreditor Deed being amended as mentioned above, all references to the Intercreditor Deed shall be treated as references to the Intercreditor Deed amended in accordance with the terms of this Second Supplemental Intercreditor Deed.

4.

GENERAL

4.1.

Clauses 36 and 37 of the Intercreditor Deed shall be deemed to be incorporated in this Second Supplemental Intercreditor Deed as if set out herein.

4.2.

Each of the parties hereto hereby agrees that with effect from the date of this Second Supplemental Intercreditor Deed the notice details of each of the Companies for the purposes of Clause 35.2 and all other provisions of the Intercreditor Deed shall be as identified with its execution below.

4.3.

This Second Supplemental Intercreditor Deed may be executed in any number of counterparts, all of which taken together shall constitute one and the same Deed.

5.

GOVERNING LAW AND JURISDICTION

This Second Supplemental Intercreditor Deed is governed by the laws of England and Wales and the parties hereto hereby submit to the non-exclusive jurisdiction of the Courts of England.

IN WITNESS WHEREOF this Deed has been executed as a deed by each of the parties hereto on the date and year first above written.

SCHEDULE 1

THE CHARGING COMPANIES

Littlewoods Leisure Marketing Services Limited
Littlewoods Promotions Limited
Littlewoods Lotteries Limited
Littlewoods Competitions Company Limited
Rodime Technologies Limited
Littlewoods of Liverpool Limited
Bet 247 Limited (formerly Littlewoods Leisure Limited)
Littlewoods Pools Limited
Littlewoods Gaming Limited (formerly Littlewoods Leisure Ads Limited)
Littlewoods Isle of Man Limited

SIGNATORIES

EXECUTED and DELIVERED as a Deed by SPORTECH PLC by:-
Director
Secretary
Address For Notice:	Sportech House 2 Enterprise Way Wavertree Technology Park Liverpool L13 1FB
Fax No.:	0151 288 3048

EXECUTED and DELIVERED as a Deed by LITTLEWOODS LEISURE MARKETING SERVICES LIMITED by:-
Director
Secretary
Address For Notice:	Sportech House 2 Enterprise Way Wavertree Technology Park Liverpool L13 1FB
Fax No.:	0151 288 3048

EXECUTED and DELIVERED as a Deed by LITTLEWOODS PROMOTIONS LIMITED by:-
Director
Secretary
Address For Notice:	Sportech House 2 Enterprise Way Wavertree Technology Park Liverpool L13 1FB
Fax No.:	0151 288 3048

EXECUTED and DELIVERED as a Deed by LITTLEWOODS LOTTERIES LIMITED by:-
Director
Secretary
Address For Notice:	Sportech House 2 Enterprise Way Wavertree Technology Park Liverpool L13 1FB
Fax No.:	0151 288 3048

EXECUTED and DELIVERED as a Deed by LITTLEWOODS COMPETITIONS COMPANY LIMITED by:-
Director
Secretary
Address For Notice:	Sportech House 2 Enterprise Way Wavertree Technology Park Liverpool L13 1FB
Fax No.:	0151 288 3048

EXECUTED and DELIVERED as a Deed by RODIME TECHOLOGIES LIMITED by:-
Director
Secretary
Address For Notice:	Sportech House 2 Enterprise Way Wavertree Technology Park Liverpool L13 1FB
Fax No.:	0151 288 3048

EXECUTED and DELIVERED as a Deed by LITTLEWOODS OF LIVERPOOL LIMITED by:-
Director
Secretary
Address For Notice:	Sportech House 2 Enterprise Way Wavertree Technology Park Liverpool L13 1FB
Fax No.:	0151 288 3048

EXECUTED and DELIVERED as a Deed by BET 247 LIMITED by:-
Director
Secretary
Address For Notice:	Sportech House 2 Enterprise Way Wavertree Technology Park Liverpool L13 1FB
Fax No.:	0151 288 3048

EXECUTED and DELIVERED as a Deed by LITTLEWOODS POOLS LIMITED by:-
Director
Secretary
Address For Notice:	Sportech House 2 Enterprise Way Wavertree Technology Park Liverpool L13 1FB
Fax No.:	0151 288 3048

EXECUTED and DELIVERED as a Deed by LITTLEWOODS GAMING LIMITED by:-
Director
Secretary
Address For Notice:	Sportech House 2 Enterprise Way Wavertree Technology Park Liverpool L13 1FB
Fax No.:	0151 288 3048

EXECUTED and DELIVERED as a Deed by LITTLEWOODS ISLE OF MAN LIMITED by:-
Director
Director
Address For Notice:	Sportech House 2 Enterprise Way Wavertree Technology Park Liverpool L13 1FB
Fax No.:	0151 288 3048

SENIOR BANK

EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Senior Agent by an authorised signatory in the presence of:-
Authorised Signatory
Witness
Douglas Archibald	Full Name
Bank of Scotland	Address
Edinburgh
Corporate Banking Manager	Occupation
Address for Notice:	Corporate Banking Fourth Floor New Uberior House 11 Earl Grey Street Edinburgh EH3 9BN
Fax No.:	0131 659 0865

SENIOR AGENT

EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Security Agent by an authorised signatory in the presence of:-
Authorised Signatory
Witness
Douglas Archibald	Full Name
Bank of Scotland	Address
Edinburgh
Corporate Banking Manager	Occupation
Address for Notice:	Corporate Banking Fourth Floor New Uberior House 11 Earl Grey Street Edinburgh EH3 9BN
Fax No.:	0131 659 0865

MEZZANINE LENDER

EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Mezzanine Lender by an authorised signatory in the presence of:-
Authorised Signatory
Witness
Douglas Archibald	Full Name
Bank of Scotland	Address
Edinburgh
Corporate Banking Manager	Occupation
Address for Notice:	Corporate Banking Fourth Floor New Uberior House 11 Earl Grey Street Edinburgh EH3 9BN
Fax No.:	0131 659 0865

MEZZANINE AGENT

EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Mezzanine Agent, by an authorised signatory in the presence of:-
Authorised Signatory
Witness
Douglas Archibald	Full Name
Bank of Scotland	Address
Edinburgh
Corporate Banking Manager	Occupation
Address for Notice:	Corporate Banking Fourth Floor New Uberior House 11 Earl Grey Street Edinburgh EH3 9BN
Fax No.:	0131 659 0865

OVERDRAFT BANK

EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Overdraft Bank by an authorised signatory in the presence of:-
Authorised Signatory
Witness
Douglas Archibald	Full Name
Bank of Scotland	Address
Edinburgh
Corporate Banking Manager	Occupation
Address for Notice:	Corporate Banking Fourth Floor New Uberior House 11 Earl Grey Street Edinburgh EH3 9BN
Fax No.:	0131 659 0865